                        UNITED STATES OF AMERICA

              BEFORE THE SECURITIES AND EXCHANGE COMMISSION


____________________________________________
                                            :
            In the matter of                :
                                            :
     AMERICAN ELECTRIC POWER COMPANY, INC.  :    CERTIFICATE OF
                Columbus, Ohio              :    NOTIFICATION
                                            :
              AEP RESOURCES, INC.           :
                Columbus, Ohio              :
                                            :
                   (70-8429)                :
                   (70-6126)                :
                   (70-5943)                :
                                            :
 Public Utility Holding Company Act of 1935 :
____________________________________________:

      THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC. ("American"), AEP RESOURCES, INC. ("Resources") and certain of their Project Parents (as defined in the orders mentioned below), in accordance with the terms and conditions of, and for the purposes represented by, the Application or declaration herein, as amended, and the orders of the Securities and Exchange Commission with respect thereto, dated May 10, 1996 and December 24, 1994, have carried out the transactions listed below:

A.     Description of the Transactions

      1. On June 9, 1998, Yorkshire Capital Trust I, a statutory business trust created under the laws of the state of Delaware (the "Trust"), issued 11,000,000 8.08% Trust Securities (liquidation amount $25 Per Trust Security) (the "Trust Securities") pursuant to an underwritten public offering. Payments on the Trust Securities are fully and unconditionally guaranteed, as set forth in the prospectus relating to the Trust Securities, by Yorkshire Power Group Limited, a private company with limited liability incorporated under the laws of England and Wales ("Yorkshire Group"). Yorkshire Group is a Project Parent affiliated with American and Resources and is owned equally by Resources and New Century International, Inc., a Delaware corporation ("NCI"). The Trust is a "wholly-owned subsidiary" (as defined in Rule 1-02 (aa) of Regulation S-X) of Yorkshire Group.

      2. Concurrent with the issuance of the Trust Securities, Yorkshire Power Finance Limited, a private company with limited liability incorporated under the laws of the Cayman
           Islands  ("Yorkshire  Finance"),  issued  U.  S.  $275,000,000 aggregate principal amount of its 8.08% Junior Subordinated Deferrable Interest Debentures, Series A due June 30, 2038 (the "Debentures") to the Trust. In return for the Debentures, Yorkshire Finance received from the Trust all of the proceeds from the sale of the Trust Securities. Payment on the Debentures are irrevocably and unconditionally guaranteed on a subordinated basis by Yorkshire Group. Yorkshire Finance is a "wholly-owned subsidiary" (as defined in Rule 1-02 (aa) of Regulation S-X) of Yorkshire Group.

      3.    Upon   receiving   the  proceeds   from  the  Trust  for  the
           Debentures, Yorkshire Finance, in turn, loaned the net proceeds thereof to Yorkshire Group with such loan to be evidenced by a promissory note issued by Yorkshire Group in the amount of U. S. $264,837,500 (the "Promissory Note"). The Promissory Note bears interest at a rate of 8.604% per annum and will mature on June 30, 2018.

      4. As a condition to the issuance of the Trust Securities, Resources and NCI entered into an Agreement as to Expenses
           and   Liabilities   (the  "Agreement   as  to  Expenses   and
           Liabilitie") whereby each irrevocably and unconditionally guaranteed to each person or entity to whom the Trust became indebted or liable the full payment of any indebtedness, expense or liability of the Trust (other than obligation of the Trust to pay to the holders of the Trust Securities the amounts due such holders pursuant to the terms of the Trust Securities).

B.     Terms of the Transactions

      1.   Principal Amount

          a.   Trust Securities:   11,000,000 Trust Securities
                                   (U. S. $275,000,000 Total Aggregate
                                   Liquidation Amount)

          b.  Debentures:  U.S.$275,000,000 aggregate principal amount

          c.  Promissory Note: U.S.$264,837,0000 aggregate principal amount

      2.  Stated effective interest cost

          a.   Trust Securities:   8.08%

          b.   Debentures:    8.08%

          c.   Promissory Note:    8.604%

      3.  Prime rate or range of generally prevailing prime rates

          a.    30 year U. S. Treasury - range 6.07% - 5.57%
                01-01-98 - 06-30-98

      4. Amount of investment made by American or Resources in Yorkshire Power Group Limited

          a.    American:

                1.    during calendar quarter ended 06-30-98:
                2.    year to date: -0-

          b.    Resources:

                1.    during calendar quarter ended 06-30-98:
                2.    year to date: -0-

      This   Certificate  of   Notification  is  filed  pursuant  to  the
      Commission's Order in this proceeding after the end of the calendar quarter during which the above-described transactions were consummated.
                          AMERICAN ELECTRIC POWER COMPANY, INC.

                          By ___________/s/ A. A. Pena________________
                          Title: _________Treasurer___________________

                          AEP RESOURCES, INC.

                          By: __________/s/ Jeffrey D. Cross__________
                          Title: ________Vice President  _____________


      Dated:    August 2, 1998